UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Global Indemnity Group, LLC
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

37959R103
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Fund Advisers, Inc. 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

______________________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

568,742

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

568,742

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

568,742

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

568,742

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

568,742

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

568,742

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

568,742

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

568,742

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

568,742

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

568,742

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

568,742

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

568,742

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

568,742

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

568,742

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

568,742

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

Item 1.	Security and Issuer.

The name of the issuer is Global Indemnity Group, LLC, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3 Bala Plaza East, Suite 300, Bala Cynwyd, PA 19004, United States of America. This Schedule 13D relates to the Issuer's Class A Common Stock, (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), (ii) Harbert Management Corporation, an Alabama corporation (“HMC”), (iii) Jack Bryant, a United States citizen, (iv) Kenan Lucas, a United States citizen, and (v) Raymond Harbert, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)

HFA is registered as an investment adviser with the U.S. Securities and Exchange Commission. HFA’s principal business is providing investment advice, and certain operational and administrative services, to its clients. Kenan Lucas is the portfolio manager for the client accounts that hold the shares (the “Clients”). Jack Bryant is a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Clients, over which HFA, HMC, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by the Clients is approximately $13,439,147.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons have had and anticipate having further conversations with members of the Issuer’s management and board of directors regarding possible ways to enhance shareholder value. The topics of these conversations may cover a range of issues, including those relating to the Issuer’s business, management, board composition (which may include adding or proposing a candidate or candidates supported by the Reporting Persons to the board of directors of the Issuer (the “Board”)), operations, capital allocation, asset allocation, capitalization, corporate structure, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy and plans, executive compensation, organizational documents and corporate governance matters.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in the matters set forth above. The Reporting Persons may discuss such matters with other shareholders or other third parties, including industry analysts, investment professionals, investors, potential acquirers, existing or potential strategic partners or competitors, service providers and financing sources. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the Board, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of its Common Stock, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, (i) HFA, HMC, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 568,742 Shares, constituting 5.6% of the Shares, based upon *10,213,436 Shares outstanding.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 568,742 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 568,742 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 568,742 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 568,742 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 568,742 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 568,742 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 568,742 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 568,742 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 568,742 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 568,742 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding A Ordinary Shares at August 25, 2020, as reported in the Issuer's Form 10-Q, filed on August 27, 2020, which A Ordinary Shares were replaced with Shares as described in the Issuer’s 8-K filed on August 28, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The holdings listed above are held by the Clients.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2020
(Date)

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant *
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 6, 2020, relating to the Class A Common Stock of Global Indemnity Group, LLC. shall be filed on behalf of the undersigned.

November 6, 2020
(Date)

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
10/5/2020	GBLI US EQUITY	24,467		21.6023
10/6/2020	GBLI US EQUITY	13,636		21.5043
10/6/2020	GBLI US EQUITY	9,328		21.5043
10/6/2020	GBLI US EQUITY	7,036		21.5043
10/7/2020	GBLI US EQUITY	558		21.5756
10/7/2020	GBLI US EQUITY	381		21.5756
10/7/2020	GBLI US EQUITY	288		21.5756
10/8/2020	GBLI US EQUITY	1,354		21.9900
10/8/2020	GBLI US EQUITY	927		21.9900
10/8/2020	GBLI US EQUITY	698		21.9900
10/9/2020	GBLI US EQUITY	6,765		22.2000
10/9/2020	GBLI US EQUITY	4,627		22.2000
10/9/2020	GBLI US EQUITY	3,490		22.2000
10/12/2020	GBLI US EQUITY	1,755		22.2568
10/12/2020	GBLI US EQUITY	1,201		22.2568
10/12/2020	GBLI US EQUITY	905		22.2568
10/13/2020	GBLI US EQUITY	3,339		22.4137
10/13/2020	GBLI US EQUITY	2,284		22.4137
10/13/2020	GBLI US EQUITY	1,723		22.4137
10/14/2020	GBLI US EQUITY	6,683		22.5500
10/14/2020	GBLI US EQUITY	4,571		22.5500
10/14/2020	GBLI US EQUITY	3,448		22.5500
10/15/2020	GBLI US EQUITY	1,176		22.3120
10/15/2020	GBLI US EQUITY	805		22.3120
10/15/2020	GBLI US EQUITY	606		22.3120
10/16/2020	GBLI US EQUITY	11,364		22.6007
10/16/2020	GBLI US EQUITY	8,153		22.6953
10/16/2020	GBLI US EQUITY	7,773		22.6007
10/16/2020	GBLI US EQUITY	5,577		22.6953
10/16/2020	GBLI US EQUITY	5,863		22.6007
10/16/2020	GBLI US EQUITY	4,207		22.6953
10/19/2020	GBLI US EQUITY	15,190		22.6548
10/19/2020	GBLI US EQUITY	10,390		22.6548
10/19/2020	GBLI US EQUITY	7,837		22.6548
10/20/2020	GBLI US EQUITY	2,433		22.9030
10/20/2020	GBLI US EQUITY	1,665		22.9030
10/20/2020	GBLI US EQUITY	1,255		22.9030
10/21/2020	GBLI US EQUITY	1,391		23.2705
10/21/2020	GBLI US EQUITY	952		23.2705
10/21/2020	GBLI US EQUITY	717		23.2705
10/22/2020	GBLI US EQUITY	2,916		23.8086
10/22/2020	GBLI US EQUITY	1,995		23.8086
10/22/2020	GBLI US EQUITY	1,504		23.8086
10/22/2020	GBLI US EQUITY	583		23.8086
10/23/2020	GBLI US EQUITY	846		23.9272
10/23/2020	GBLI US EQUITY	579		23.9272

10/23/2020	GBLI US EQUITY	436	23.9272
10/23/2020	GBLI US EQUITY	169	23.9272
10/26/2020	GBLI US EQUITY	2,946	23.7974
10/26/2020	GBLI US EQUITY	2,015	23.7974
10/26/2020	GBLI US EQUITY	1,520	23.7974
10/26/2020	GBLI US EQUITY	589	23.7974
10/27/2020	GBLI US EQUITY	976	23.9000
10/27/2020	GBLI US EQUITY	35,250	23.9990
10/27/2020	GBLI US EQUITY	667	23.9000
10/27/2020	GBLI US EQUITY	24,112	23.9990
10/27/2020	GBLI US EQUITY	504	23.9000
10/27/2020	GBLI US EQUITY	18,188	23.9990
10/27/2020	GBLI US EQUITY	195	23.9000
10/27/2020	GBLI US EQUITY	7,050	23.9990
10/28/2020	GBLI US EQUITY	1,584	23.4000
10/28/2020	GBLI US EQUITY	1,083	23.4000
10/28/2020	GBLI US EQUITY	817	23.4000
10/28/2020	GBLI US EQUITY	317	23.4000
10/29/2020	GBLI US EQUITY	1,107	24.0928
10/29/2020	GBLI US EQUITY	758	24.0928
10/29/2020	GBLI US EQUITY	571	24.0928
10/29/2020	GBLI US EQUITY	221	24.0928
10/30/2020	GBLI US EQUITY	1,827	24.4829
10/30/2020	GBLI US EQUITY	1,250	24.4829
10/30/2020	GBLI US EQUITY	942	24.4829
10/30/2020	GBLI US EQUITY	365	24.4829
11/2/2020	GBLI US EQUITY	112	24.8011
11/2/2020	GBLI US EQUITY	77	24.8011
11/2/2020	GBLI US EQUITY	58	24.8011
11/2/2020	GBLI US EQUITY	22	24.8011
11/4/2020	GBLI US EQUITY	1,259	24.9922
11/4/2020	GBLI US EQUITY	862	24.9922
11/4/2020	GBLI US EQUITY	649	24.9922
11/4/2020	GBLI US EQUITY	252	24.9922
11/5/2020	GBLI US EQUITY	3,713	25.5814
11/5/2020	GBLI US EQUITY	2,540	25.5814
11/5/2020	GBLI US EQUITY	1,915	25.5814
11/5/2020	GBLI US EQUITY	743	25.5814
11/6/2020	GBLI US EQUITY	2,364	25.9692
11/6/2020	GBLI US EQUITY	1,617	25.9692
11/6/2020	GBLI US EQUITY	1,220	25.9692
11/6/2020	GBLI US EQUITY	473	25.9692